

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2010

Mr. Anthony Barron
President and Chief Executive Officer
Rapid Holdings, Inc.
9903 Santa Monica Blvd. #346
Beverly Hills, CA 90212

Re: Rapid Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 2, 2010
File No. 333-167960

Dear Mr. Barron:

We have reviewed your amended registration statement and response letter dated September 2, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

About Our Company, page 1

1.   We note your disclosure that you are currently researching which licenses and permits are necessary to extend loans to customers. Please provide more information with respect to which licenses and permits are expected to be required, the status of any applications you have submitted, and an estimate of the amount of time that it will take you to acquire such licenses and permits.

2.   We note your response to our previous comment 1 that your website has been removed from the worldwide web and that you are not able to accept any loan applications. However, we note that before the website was taken down, a loan application was available to potential customers. Please tell us whether you have received applications from potential customers to date and what you have done and will do with any applications you received.

Risk Factors

We have a limited operating history that you can use to evaluate us…, page 3

3.   We note your disclosure in risk factors and elsewhere in the filing that you have a "limited" operating history. However, we also note on page 1 of the filing that you have been inactive since inception. Please revise to clarify whether you have no operating history, or whether your operating history is "limited".

Description of Business

4.   Please discuss the regulatory environment that you will operate in, including regulations that you will be required to comply with and whether government approval will be required for any of your products or services. Disclose the states in which you intend to operate and/or from which you intend to accept loan applications. Please refer to Item 101(h) of Regulation S-K.

Financial Products, page 9

5.   We note your disclosure that you will obtain a credit facility through your website. Please provide more information with respect to this credit facility and explain how you intend to obtain it through your website. We further note your disclosure regarding a warehouse line of credit on page 10. Please revise to clarify whether this source of financing is separate from the credit facility.

Operations

Automation, page 10

6.   Please describe the underwriting criteria that you plan to utilize in order to determine whether to approve and make loans to potential customers. If your underwriting criteria will affect your disclosed plan to give customers approval decisions within seconds, please revise such disclosure as appropriate in this section and throughout the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 13

7.   We note your disclosure that the loan to value ratios of other lenders who make traditional loans secured by autos are typically much higher than yours. Please revise to disclose your basis for this statement.

    Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any other questions.

                        Sincerely,

                        Michael Seaman
                        Special Counsel

cc.   (facsimile only)
        Ms. Christine Melilli, Esq., CPA
        Anslow & Jaclin, LLP
        (732) 577-1188